ROMANO BROTHERS AND COMPANY

**FINANCIAL STATEMENT
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2023

<u>AVAILABLE FOR PUBLIC INSPECTION</u>

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SEC FILE NUMBER
8-14213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Romano Brothers & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1560 Sherman Ave. Suite 1300
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Bederman	(847) 866-7730	ebederman@romanoweath.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric A. Bederman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Romano Brothers & Company _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
VALERIE R LARSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/08/2025

Signature: _Eric A Bederman_

Title:
CFO

Notary Public _Valerie R. Larson_ 2/23/24

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Romano Brothers and Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Romano Brothers and Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Romano Brothers and Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Romano Brothers and Company financial statement. The supplemental information is the responsibility of Romano Brothers and Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served Romano Brothers and Company's auditor since 1996.
Chicago, Illinois
February 23, 2024

ROMANO BROTHERS AND COMPANY

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	10,570
Receivable from Clearing Firm		211,542
Securities owned, at fair value		1,452,661
Clearing deposit		100,000
Management fees receivable		1,755,591
Fixed assets (less accumulated depreciation $618,378)		133,434
Lease		627,602
Other assets		56,586
	$	4,347,986

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	1,777,080
Lease obligation		627,602
		2,404,682
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding		218,687
Retained earnings		1,724,617
		1,943,304
	$	4,347,986

See accompanying notes.

ROMANO BROTHERS AND COMPANY

Notes to Financial Statement

December 31, 2023

_____

1. **Organization and Business**

   Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor.

2. **Summary of Significant Accounting Policies**

   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

   Revenue Recognition and Financial Instruments Valuation
   Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Management fee and interest rebate income are recorded on an accrual basis. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 3).

   The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

   Trading Income
   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company executes a trade and may mark up the trade to produce a trading profit. Trading income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   Commissions
   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

_____

2. **Summary of Significant Accounting Policies, continued**

Management Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Depreciation
Furniture, equipment, and leasehold improvements are being depreciated over the estimated useful lives of the assets using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with United State Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the financial statements as the taxable income is included in the stockholders' individual income tax returns.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

Accounting for Leases
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on the classification as a finance or operating lease. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. As such, restated financial information and the additional disclosures required under the new

2. **Summary of Significant Accounting Policies, continued**

standard will not be provided for the comparative periods presented. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 8 Commitments and Contingencies. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease classification and initial direct costs. In addition, the Company elected to not apply the use-of-hindsight practical expedient, and the practical expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

At adoption, the Company recognized lease liabilities of $1.5 million, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $1.5 million at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentives received.

Financial Instruments—Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

3. **Fair Value Measurement and Disclosure**

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

3. **Fair Value Measurement and Disclosure, continued**

- Level 2 inputs to the valuation methodology include:

    o Quoted prices for similar assets or liabilities in active markets;
    o Quoted prices for identical or similar assets or liabilities in inactive markets;
    o Inputs other than quoted prices that are observable for the asset or liability;
    o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of December 31, 2023.

Investments in equities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations on an alternative pricing source or model supported by observable inputs are classified with Level 2.

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and ask process and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to deliver the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023:

	Fair Value	Level 1	Level 2	Level 3
Common Stocks	$1,452,661	$1,452,661	$0	$0

ROMANO BROTHERS AND COMPANY

Notes to Financial Statement, Continued

December 31, 2023

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4. **Clearing Agreements**

The Company has entered into a fully disclosed clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, ("First Clearing"), whereby First Clearing will offer certain clearing, execution and related services for transactions in securities. The Company has a potential termination fee with First Clearing until August 31, 2027. Management does not anticipate early termination of the clearing agreement.

5. **Credit Concentration**

At December 31, 2023, a significant credit concentration consisted of approximately $1.8 million, representing the fair value of the Company's accounts carried by its clearing firm, First Clearing. Management does not consider any credit risk associated with this receivable to be significant.

6. **Guarantees**

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

7. **Credit Risk**

Management fees receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

8. **Commitments and Contingencies**

The Company entered into a non-cancelable operating lease for its corporate office. This lease has remaining term through 2028. The lease includes an option to renew the office space for five additional years. Utilities are included in the lease payments. Operating expenses and taxes are charged to the tenant on prorated basis based upon the amount of space they rent.

The Company utilized the Broker Call Rate as of December 31, 2022 to determine the present value of the lease payments. A discount rate of 6.25% was used to calculate the lease liability balance for the Company's operating lease.

The following table presents the approximate maturities of lease liabilities:

Year Ending December 31,		Amount
2024		225,000
2025		229,000
2026		234,000
2027		239,000
2028		101,000
Total lease payments	$	1,028,000
Imputed interest		(400,000)
Present value of lease liability	$	628,000

9. **Profit Sharing Plan**

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

10. **Net Capital Requirements**

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6⅔% of "aggregate indebtedness," whichever is greater, as these terms are defined.

At December 31, 2023, the Company had net capital and net capital requirements of $1,443,698 and $250,000, respectively.

ROMANO BROTHERS AND COMPANY

Notes to Financial Statement, Continued

December 31, 2023

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11. Subsequent Events

The Company's management has evaluated events and transactions through February 23, 2024, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTARY SCHEDULES

ROMANO BROTHERS AND COMPANY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2023

The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2023

The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2023

Computation of net capital

Total stockholders' equity		$ 1,943,304

Deductions and /or charges:
Nonallowable assets:

Fixed assets, net	$ 133,434	
Management fees receivable	8,737	
Other assets	56,586	(198,757)
Net capital before haircuts on securities positions		$ 1,744,547

Haircuts on securities:
Trading and investment securities:

Other securities	223,210	
Undue concentration	77,639	(300,849)
Net capital		$ 1,443,698

Computation of basic capital requirement

Minimum net capital required (greater of $250,000 or 6 ⅔% of aggregate indebtedness)		250,000
Net capital in excess of net capital requirement		$ 1,193,698

Computation of aggregate indebtedness

Aggregate indebtedness		$ 1,777,080
Ratio of aggregate indebtedness to net capital	%	123.09

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2023.

See accompanying notes.